Exhibit (h)(6)

Amendment to

Appendix A

of the

Shareholder Servicing Agreement

As amended September 10, 2014

SHAREHOLDER SERVICING AGREEMENT ANNUAL FEE RATES

Fund	Annual Fee Rate (as percentage of average daily net assets)
BBH Core Select – Class N	0.25%
BBH Core Select – Retail Class	0.25%
BBH Limited Duration Fund – Class N	0.20%
BBH International Equity Fund – Class N	0.25%
BBH Money Market Fund – Regular Shares	0.25%
BBH Intermediate Municipal Bond Fund – Class N	0.15%
BBH Intermediate Municipal Bond Fund – Retail Class	0.15%
BBH Global Core Select – Class N	0.15%
BBH Global Core Select – Retail Class	0.15%
BBH Core Bond Fund – Class N	0.20%